Issuer Free Writing Prospectus dated February 6, 2008 to

Preliminary Prospectus dated February 5, 2008

Registration Statement No. 333-146977

Filed Pursuant to Rule 433

NEWS RELEASE

For more information, contact:

Brian Bronson

Chief Financial Officer

1-503-615-1281

brian.bronson@radisys.com

RADISYS ANNOUNCES THE PRICING OF ITS $50 MILLION OFFERING OF

CONVERTIBLE SENIOR NOTES DUE 2013

HILLSBORO, OR — February 6, 2008 — RadiSys® Corporation (Nasdaq: RSYS), a leading global provider of advanced embedded solutions, today announced the pricing of $50.0 million aggregate principal amount of its 2.75% convertible senior notes due 2013. In addition, RadiSys has granted the underwriter an option to purchase up to an additional $5.0 million aggregate principal amount of notes solely to cover over-allotments.

The notes will be convertible into RadiSys common stock at an initial conversion rate of 76.7448 shares of common stock per $1,000 principal amount of convertible notes (which is equivalent to a conversion price of approximately $13.03 per share), subject to adjustment upon the occurrence of certain events. The conversion price represents approximately a 27% premium to the closing price of RadiSys common stock on February 6, 2008.

The notes will bear interest at a rate of 2.75% per annum from the date of issuance, payable semi-annually, in arrears, on each August 15 and February 15, beginning on August 15, 2008. The notes mature on February 15, 2013. Holders of the notes may require RadiSys to repurchase the notes for cash equal to 100% of the principal amount to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change. The closing of the offering of the notes is expected to occur on or about February 12, 2008, subject to customary conditions.

In connection with this offering, RadiSys entered into a capped call transaction with an affiliate of the underwriter for the offering. The capped call transaction is expected to reduce the potential dilution upon conversion of the notes. However, the dilution mitigation under the capped call will be limited to the extent that the market value per share of RadiSys’s common stock exceeds such cap price. The capped call transaction has a cap price of $23.085, which is approximately 125% higher than the closing price of RadiSys’s common stock on February 6, 2008. In connection with hedging the capped call transaction, the counterparty or its affiliates expect to purchase RadiSys common stock and/or enter into various derivative transactions with respect to RadiSys common stock concurrently with or shortly after the pricing of the notes. In addition, the counterparty or its affiliates may then enter into or unwind various derivative transactions and/or purchase or sell RadiSys common stock in secondary market transactions following the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of RadiSys common stock concurrently with or following the pricing of the notes.

The net proceeds to RadiSys from this offering will be approximately $38.5 million after giving effect to the cost of the capped call transaction, but exclusive of any proceeds attributable to any possible exercise of the underwriter’s over-allotment option. RadiSys intends to use the net proceeds from the offering for general corporate purposes, which may include repurchasing all or a portion of the company’s outstanding convertible senior notes due 2023 in the open market or in privately negotiated transactions.

Credit Suisse Securities (USA) LLC is the sole underwriter for this offering. RadiSys has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents RadiSys has filed with the Securities and Exchange Commission for more complete information about RadiSys and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, RadiSys, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

Forward-Looking Statements

This press release contains forward-looking statements, related to the proposed offering of notes and the capped call transaction. Actual events could differ materially from these forward-looking statements. Please refer to the factors listed in RadiSys’ reports filed with the Securities and Exchange Commission (SEC), including those listed under “Risk Factors” in RadiSys’ Annual Report on Form 10-K for the year ended December 31, 2006, and in the RadiSys Quarterly Reports on Form 10-Q filed with the SEC each fiscal quarter, and other filings with the SEC, copies of which may be obtained by contacting the Company at 503-615-1100 or from the Company’s investor relations web site at http://investor.radisys.com/. Although forward-looking statements help provide additional information about RadiSys, investors should keep in mind that forward-looking statements are inherently less reliable than historical information. All information in this press release is as of February 6, 2008. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

About RadiSys

RadiSys (Nasdaq: RSYS) is a leading provider of advanced embedded solutions for the communications networking and commercial systems markets. Through intimate customer collaboration and combining innovative technologies and industry leading architecture, RadiSys helps OEMs, systems integrators and solution providers bring better products to market faster and more economically. RadiSys products include embedded boards, application enabling platforms and turn-key systems, which are used in today’s complex computing, processing and network intensive applications.